MONTHLY REPORT - AUGUST, 2007
                              Global Macro Trust
                The net asset value of a unit as of August 31, 2007
                 was $1,046.09, down 10.3% from $ 1,166.58 per unit
                              as of July 31, 2007.

                                       Managing         Unit
                                        Owner         Holders          Total
Net Asset Value (496,628.723      $   6,616,003     572,741,665     579,357,668
   units) at July 31, 2007
Addition of 16,481.416 units on          74,555      19,152,400      19,226,955
   August 1, 2007
Redemption of 3,587.989 units on             (0)     (3,753,359)     (3,753,359)
   August 31, 2007
Net Income (Loss) - August, 2007       (752,753)    (61,038,995)    (61,791,748)
                                    -----------  --------------  --------------
Net Asset Value at August 31, 2007$   5,937,805     527,101,711     533,039,516
                                    ===========  ==============  ==============
Net Asset Value per Unit at
August 31, 2007 (509,556.267 units
inclusive of 34.117 additional
units.)                                          $     1,046.09


                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $(45,260,848)     64,171,061

      Change in unrealized gain (loss) on open      (26,373,564)    (58,189,539)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                         1,366,671       1,623,575


   Interest income                                    2,408,492      17,493,647

   Foreign exchange gain (loss) on margin              (225,780)       (315,625)
      deposits

Total: Income                                       (68,085,029)     24,783,119

Expenses:
   Brokerage commissions                              3,018,736      24,403,845

   20.0% New Trading Profit Share                    (9,471,358)        407,649

   Custody Fees                                               0          39,359

   Administrative expense                               159,341       1,188,369


Total: Expenses                                      (6,293,281)     26,039,222

Net Income (Loss) - August, 2007                   $(61,791,748)     (1,256,103)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      September 10, 2007


Dear Investor:

Global Macro Trust ("GMT") was down 10.33% for August, 2007. Year-to-date the Trust is up 0.58%.

The Trust's positions at the beginning of August reflected several well established themes: solid global growth, high worldwide liquidity, a gradual tightening of monetary policies worldwide, and a diminution of the dollar's role in world trade and reserve management. Our technical models were short interest rate futures on government and short-term debt reflecting rising interest rates; short the dollar, except against low interest rate currencies like the yen and Swiss franc; long high interest rate currencies and short lower interest rate currencies (the carry trade); long global equity indices; long precious and industrial metals; moderately long energy markets except short natural gas; and long grains and mixed in other agricultural markets.

During August, fallout from the blowup of the U.S. subprime mortgage market spread around the world and triggered a sharp and widespread drying up of liquidity, a broad based contraction of "risk oriented" trades as a result of loans being called, losses being sustained and risk and volatility rising, and a flight to quality and liquidity in the debt markets. In particular, government and short-term interest rate instruments were bought, global equities were sold; the dollar was in demand; carry trades in non-U.S. currencies were unwound; and concerns that global growth would slow resulted in metal and energy prices declining. These actions took place almost simultaneously and produced countertrend movements in most markets in the portfolio. The diversification normally provided from trading 120 markets in nine sectors was ineffective as the markets became almost universally correlated. Approximately half the portfolio's loss was in currencies, primarily in the high yielders, with smaller losses in interest rates, stock indices and metals. Energy was close to flat and agricultural commodities were profitable, mainly due to strong grain markets. In response to the market's actions, our directional and volatility models have substantially reduced the Trust's positions which are currently approximately one-third of the August 1 level. While the Federal Reserve was reticent to act initially, on Friday August 17, the Fed cut the discount rate, and this action along with massive injections of liquidity by the Fed and the European and Japanese central banks helped to stabilize world financial markets during the balance of the month.

The August loss while unusual is not unprecedented. Indeed monthly losses of 10% or more have occurred about 3% of the time. These extreme months usually result from countertrend moves across the portfolio. While the August loss has been significant and painful, the Trust is essentially unchanged for the year.

We would also like to point out that the Trust has not experienced any lack of liquidity during this recent turmoil. The Trust's underlying assets are held in U.S. Treasury securities with a maturity of one year or less and are not affected by liquidity changes in debt markets. A portion of the Trust's Treasury securities is deposited with brokers or dealers as collateral to ensure performance of the Trust's futures and forward contracts, with the balance held in a bank custody account. The positions in the portfolio are highly liquid and traded on futures exchanges or in the inter-bank currency market. The prices for valuing the positions in the portfolio are available daily and highly transparent.

Millburn has been through other tumultuous market periods during over 30 years of trading. While no two financial market upheavals are exactly alike, they generally involve significant mispricing of assets: e.g. equities in 1987, 1990 and 2000; and debt in 1994, 1998 and today. In the initial throes of some of these events we have suffered losses similar to the current situation. However, sticking with our discipline and remaining committed to our systematic approach has enabled us to take advantage of opportunities as markets stabilized and the next set of trends emerged. We learn from each highly unusual market environment, and our research group continually strives to improve our trading strategies and risk management. As investors, we at Millburn remain confident in our managed futures programs with over $150 million of investments by principals, former principals and employees.

                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman